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[MORGAN PRODUCTS LTD. LOGO]

                                                                    EXHIBIT 28.1




FOR IMMEDIATE RELEASE:


Lincolnshire, Illinois, May 18, 1994 - - Morgan Products Ltd. today announced that its Board of Directors had decided to retain its door manufacturing business unit.

Arthur L. Knight, Jr., President & Chief Executive Officer, said the Board also approved a production rationalization plan that, when implemented, will result in some further restructuring and consolidating of the Morgan Manufacturing Business Unit that will significantly enhance its profitability. "We will be providing more information, which will include a provision for the costs associated with these actions, at a later date," he added.

Knight also disclosed that he would not seek renewal of his employment contract when it expires later this year. He said he would remain an active member of the Board and that he would work closely with the Board on an orderly transition to the next Chief Executive Officer.

Commenting on the announcement, Morgan's Chairman, Frank J. Hawley, Jr. said, "Since joining Morgan as Chief Executive in November 1988, Art Knight has made a significant and important contribution during a very difficult period for the building products industry." Hawley added, "I am pleased that he has agreed to remain on
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the Board.  His strategic insights and extensive knowledge of the building products industry will contribute to attaining our objective of realizing an attractive rate of return on the assets of the Company for our shareholders."

The Company also announced that it had received proposals from its bank group for a new three year credit agreement reflecting the production rationalization plan. This new agreement, which is expected to be finalized before July 30, 1994, will assure the Company adequate capital over the next three years as it moves to expand its core business.

Morgan Products Ltd. is a leading manufacturer and distributor of specialty building products through its two business units: Morgan Distribution and Morgan Manufacturing.

Morgan Distribution, a regional wholesale distributor, is comprised of 11 (eleven) distribution/fabrication centers. Major products distributed include Morgan doors, Andersen premium window systems, Morgan mantels, Morgan stairway systems, Pease and Therma-Tru steel and composite doors, flush doors, molded doors, wood bi-fold doors and louvered doors.

Morgan Manufacturing is a national manufacturer of premium solid wood interior and exterior doors and entrance systems and other specialty building products such as wood veneer and fireplace mantels. Products manufactured by the
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Company are sold under the trade names "Morgan" and "Nicolai."  Manufactured products are sold through the Company's Morgan Distribution unit and independent distributors, home improvement chain stores and other retail outlets.

For more information, contact:
Arthur L. Knight, Jr., President & Chief Executive Officer
Douglas H. MacMillan, Vice President & Chief Financial Officer
(708) 317-2400